Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated April 7, 2016	Registration Statement No. 333-208549

GEOVAX LABS, INC.

Up to 80,456,798 Shares of Common Stock

We are supplementing the prospectus dated April 7, 2016 covering the sale of up to 80,456,798 shares of our common stock, $0.001 par value, that may be sold from time to time by the selling stockholders named in the prospectus, to add certain information contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, which was filed with the Securities and Exchange Commission on November 14, 2016.

This prospectus supplement supplements information contained in the prospectus dated April 7, 2016 and should be read in conjunction therewith, including any previous supplements and amendments thereto, which are to be delivered with this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated April 7, 2016, including any previous supplements and amendments thereto.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 3 of the prospectus dated April 7, 2016 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement in truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 14, 2016.

TABLE OF CONTENTS

		Page
PART I – FINANCIAL INFORMATION
Item 1	Financial Statements	1
Item 2	Management's Discussion and Analysis of Financial Condition and Results of Operations	8
Item 3	Quantitative and Qualitative Disclosures About Market Risk	12
Item 4	Controls and Procedures	12

Part I -- FINANCIAL INFORMATION

Item 1     Financial Statements

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2016	2015
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$511,096	$1,060,348
Grant funds receivable	8,765	119,978
Prepaid expenses and other current assets	82,297	56,649

Total current assets	602,158	1,236,975

Property and equipment, net	62,023	83,608
Deposits	11,010	11,010

Total assets	$675,191	$1,331,593

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$33,497	$100,935
Accrued expenses (Note 6)	219,092	26,055

Total current liabilities	252,589	126,990

Commitments (Note 7)

Stockholders’ equity:
Preferred stock, $.01 par value:
Authorized shares – 10,000,000 Series B convertible preferred stock, $1,000 stated value; 100 shares issued and outstanding at September 30, 2016 and December 31, 2015	76,095	76,095
Series C convertible preferred stock, $1,000 stated value; 2,868 and 3,000 shares issued and outstanding at September 30, 2016 and December 31, 2015, respectively	940,705	983,941
Common stock, $.001 par value:
Authorized shares – 300,000,000 and 150,000,000 at September 30, 2016 and December 31, 2015, respectively Issued and outstanding shares – 49,172,733 and 31,950,813 at September 30, 2016 and December 31, 2015, respectively	49,173	31,951
Additional paid-in capital	34,167,870	32,587,543
Accumulated deficit	(34,811,241)	(32,474,927)

Total stockholders’ equity	422,602	1,204,603

Total liabilities and stockholders’ equity	$675,191	$1,331,593

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Grant revenue	$440,106	$93,130	$653,986	$268,028

Operating expenses:
Research and development	683,939	378,521	1,519,519	1,166,803
General and administrative	220,707	335,932	1,472,030	1,102,262
Total operating expenses	904,646	714,453	2,991,549	2,269,065

Loss from operations	(464,540)	(621,323)	(2,337,563)	(2,001,037)

Other income:
Interest income	340	1,424	1,249	4,481
Total other income	340	1,424	1,249	4,481

Net loss	$(464,200)	$(619,899)	$(2,336,314)	$(1,996,556)

Basic and diluted:
Loss per common share	$(0.01)	$(0.02)	$(0.06)	$(0.06)
Weighted averages shares outstanding	44,305,161	31,950,813	38,796,869	31,950,813

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Cash flows from operating activities:
Net loss	$(2,336,314)	$(1,996,556)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,585	21,701
Stock-based compensation expense	525,887	50,516
Changes in assets and liabilities:
Grant funds receivable	111,213	79,341
Prepaid expenses and other current assets	(25,648)	(30,773)
Accounts payable and accrued expenses	125,599	(68,802)
Total adjustments	758,636	51,983
Net cash used in operating activities	(1,577,678)	(1,944,573)

Cash flows from investing activities:
Purchase of property and equipment	-	(15,850)
Net cash used in investing activities	-	(15,850)

Cash flows from financing activities:
Net proceeds from sale of preferred stock	-	2,679,809
Net proceeds from sale of common stock	1,028,426	-
Net cash provided by financing activities	1,028,426	2,679,809

Net increase (decrease) in cash and cash equivalents	(549,252)	719,386
Cash and cash equivalents at beginning of period	1,060,348	1,101,651

Cash and cash equivalents at end of period	$511,096	$1,821,037

Supplemental disclosure of cash flow information:

During the nine months ended September 30, 2016, 132 shares of Series C Convertible Preferred Stock were converted into 1,400,000 shares of common stock (Note 8).

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2016

(unaudited)

1.     Description of Business

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a clinical-stage biotechnology company developing human vaccines using our novel vaccine platform. Our current development programs are focused on Human Immunodeficiency Virus (HIV), hemorrhagic fever viruses (Ebola, Sudan, Marburg, and Lassa), Zika virus, and cancer immunotherapy. We also recently began a program to develop a therapeutic vaccine for chronic Hepatitis B infections. We believe our technology and vaccine development expertise are well-suited for a variety of human infectious diseases and we intend to pursue further expansion of our product pipeline. Our HIV vaccine technology was developed in collaboration with Emory University, the National Institutes of Health (NIH), and the Centers for Disease Control and Prevention (CDC) and is exclusively licensed to us. We also have nonexclusive licenses to certain patents owned by the NIH, and are developing our hemorrhagic fever and Zika vaccines, and our cancer immunotherapy program with technology we expect to license from the NIH.

Our vaccine development activities have been, and continue to be, financially supported by the U.S. government. This support has been both in the form of research grants and contracts awarded directly to us, as well as indirect support for the conduct of preclinical animal studies and human clinical trials.

We operate in a highly regulated and competitive environment. The manufacturing and marketing of pharmaceutical products require approval from, and are subject to, ongoing oversight by the Food and Drug Administration (FDA) in the United States, by the European Medicines Agency (EMA) in the European Union, and by comparable agencies in other countries. Obtaining approval for a new pharmaceutical product is never certain, may take many years and often involves expenditure of substantial resources. Our goal is to build a profitable company by generating income from products we develop and commercialize, either alone or with one or more potential strategic partners.

GeoVax is incorporated under the laws of the State of Delaware and our principal offices are located in Smyrna, Georgia (metropolitan Atlanta area).

2.     Basis of Presentation

The accompanying condensed consolidated financial statements at September 30, 2016 and for the three-month and nine-month periods ended September 30, 2016 and 2015 are unaudited, but include all adjustments, consisting of normal recurring entries, which we believe to be necessary for a fair presentation of the dates and periods presented. Certain prior year amounts have been reclassified to conform to the current year presentation. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015. We expect our operating results to fluctuate for the foreseeable future; therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.

Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the date of the financial statements. We are devoting substantially all of our present efforts to research and development of our vaccine candidates. We have funded our activities to date from government grants and clinical trial assistance, and from sales of our equity securities. We will continue to require substantial funds to continue these activities.

We believe that our existing cash resources and government funding commitments will be sufficient to continue our planned operations into the first quarter of 2017. Due to our history of operating losses and our continuing need for capital to conduct our research and development activities, there is substantial doubt concerning our ability to operate as a going concern beyond that date. We are currently exploring sources of capital through additional government grants and contracts. We also intend to secure additional funds through sales of our equity securities or the exercise of currently outstanding stock purchase warrants. Management believes that we will be successful in securing the additional capital required to continue the Company’s planned operations, but that our plans do not fully alleviate the substantial doubt about the Company’s ability to operate as a going concern. Additional funding may not be available on favorable terms or at all. If we fail to obtain additional capital when needed, we will be required to delay, scale back, or eliminate some or all of our research and development programs as well as reduce our general and administrative expenses.

3.     Significant Accounting Policies and Recent Accounting Pronouncements

We disclosed in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015 those accounting policies that we consider significant in determining our results of operations and financial position. There have been no material changes to, or in the application of, the accounting policies previously identified and described in the Form 10-K.

In March 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which amends Accounting Standards Codification Topic 718, Compensation – Stock Compensation. ASU 2016-09 is an attempt to simplify several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for the Company beginning in 2017 and allows for early adoption. We are currently evaluating the impact of the adoption of ASU 2016-09 on our financial statements.

There have been no other recent accounting pronouncements or changes in accounting pronouncements during the nine months ended September 30, 2016, as compared to the recent accounting pronouncements described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which we expect to have a material impact on our financial statements.

4.     Basic and Diluted Loss Per Common Share

Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and potentially dilutive common share equivalents outstanding during the period. Potentially dilutive common share equivalents consist of convertible preferred stock, stock options and stock purchase warrants. Common share equivalents which potentially could dilute basic earnings per share in the future, and which were excluded from the computation of diluted loss per share, as the effect would be anti-dilutive, totaled approximately 73.1 million and 79.0 million shares at September 30, 2016 and 2015, respectively.

5.     Property and Equipment

Property and equipment as shown on the accompanying Condensed Consolidated Balance Sheets is composed of the following as of September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Laboratory equipment	$525,956	$525,956
Leasehold improvements	115,605	115,605
Other furniture, fixtures & equipment	28,685	28,685
Total property and equipment	670,246	670,246
Accumulated depreciation and amortization	(608,223)	(586,638)
Property and equipment, net	$62,023	$83,608

6.     Accrued Expenses

Accrued expenses as shown on the accompanying Condensed Consolidated Balance Sheets is composed of the following as of September 30, 2016 and December 31, 2015:

	September 30, 2016	December 31, 2015
Accrued salaries	$126,123	$1,305
Accrued directors’ fees	57,969	-
Other	35,000	24,750
Total accrued expenses	$219,092	$26,055

7.     Commitments

Lease Agreement

We lease approximately 8,400 square feet of office and laboratory space located in Smyrna, Georgia (metropolitan Atlanta), pursuant to an operating lease which expires on December 31, 2017. As of September 30, 2016, our future minimum lease payments total $189,254, $37,261 of which will be payable in 2016 and $151,993 during 2017.

Other Commitments

In the normal course of business, we may enter into various firm purchase commitments related to production and testing of our vaccine material, conduct of our clinical trials, and other research-related activities. As of September 30, 2016, we had approximately $305,000 of unrecorded outstanding purchase commitments to our vendors and subcontractors, which we expect will be due during the remainder of 2016 and the first half of 2017. We expect this entire amount to be reimbursable to us pursuant to currently outstanding government grants (See Note 10).

8.     Stockholders’ Equity

Preferred Stock Transactions

During January and February 2016 we issued an aggregate of 1,400,000 shares of our common stock related to conversions of 132 shares our Series C Convertible Preferred Stock. As of September 30, 2016, there are 100 shares of our Series B Convertible Preferred Stock outstanding, and 2,868 shares of our Series C Convertible Preferred Stock outstanding, convertible into 285,714 and 30,460,662 shares of our common stock, respectively.

Increase in Authorized Shares of Common Stock

At our annual meeting of stockholders held on June 14, 2016, our stockholders approved an amendment to our certificate of incorporation to increase our authorized shares of common stock from 150,000,000 shares to 300,000,000 shares. The amendment to our certificate of incorporation was filed with the Delaware Secretary of State on June 14, 2016.

Common Stock Transactions

In addition to the 1,400,000 shares of our common stock issued pursuant to the conversion of our Series C Convertible Preferred Stock discussed under “Preferred Stock Transactions” above, during the nine months ended September 30, 2016, we issued an aggregate of 15,821,920 shares of common stock related to exercises of stock purchase warrants as discussed under “Stock Purchase Warrants” below.

Stock Options

In 2006 we adopted the GeoVax Labs, Inc. 2006 Equity Incentive Plan (the “2006 Plan”) and at our annual stockholders meeting on June 14, 2016, our stockholders approved the GeoVax Labs, Inc. 2016 Stock Incentive Plan (the “2016 Plan”) which provides the Board of Directors broad discretion in creating equity incentives for employees, officers, directors and consultants. We have reserved 1,722,529 shares of our common stock for issuances under the 2006 Plan, and 3,000,000 shares for issuance under the 2016 Plan. The 2016 Plan replaces the 2006 Plan, which expired September 28, 2016, and no further grants may be made under the 2006 Plan. As such, the 2016 Plan will serve as the sole equity incentive compensation plan for the Company.

The following table presents a summary of our stock option transactions during the nine months ended September 30, 2016:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2015	1,705,500	$2.41
Granted	--	--
Exercised	--	--
Forfeited or expired	--	--
Outstanding at September 30, 2016	1,705,500	$2.41
Exercisable at September 30, 2016	923,061	$4.31

Stock Purchase Warrants

The following table presents a summary of stock purchase warrant transactions during the nine months ended September 30, 2016:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2015	56,442,157	$0.14
Granted	--	--
Exercised	(15,821,920)	0.065
Forfeited or expired	--	--
Outstanding at September 30, 2016	40,620,237	$0.16
Exercisable at September 30, 2016	38,568,159	$0.16

On February 15, 2016, we entered into an agreement with certain warrant holders (the “Holders”) with respect to amending the terms of our Series E Warrants. Pursuant to the agreement, we agreed to extend the term of the Series E Warrants to August 27, 2016, and to the payment to each Holder of a warrant exercise fee of $0.02916 per share for each share purchased upon exercise of the Series E Warrants. The Holders agreed to promptly exercise an aggregate of 3,664,588 Series E Warrants, for which we received $238,198 in total net proceeds (after deduction of the warrant exercise fee). We recorded non-cash general and administrative expense of $469,799 associated with the warrant modifications.

On August 19, 2016, we entered into an agreement with the Holders with respect to further extending the term of our Series E Warrants to December 31, 2016, and to the payment to each Holder of a warrant exercise fee of $0.02916 per share for each share purchased upon exercise of our Series A Warrants. The Holders agreed to promptly exercise an aggregate of 1,207,332 Series A Warrants and 3,600,000 Series E Warrants, for which we received $312,477 in aggregate net proceeds (after deduction of the warrant exercise fee). We recorded non-cash general and administrative expense of $15,030 associated with the warrant modifications.

In addition to the warrants exercised directly in connection with the warrant modifications described above, during the nine months ended September 30, 2016, holders of certain of our stock purchase warrants exercised warrants as to 7,350,000 shares, for which we received aggregate net proceeds of $477,750.

Stock-Based Compensation Expense

During the three-month and nine-month periods ended September 30, 2016 and 2015, we recorded stock-based compensation expense as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Stock Option Expense	$13,686	$16,926	$41,058	$50,516
Warrant Modification Expense	15,030	-	484,829	-
Total Stock-Based Compensation Expense	$28,716	$16,926	$525,887	$50,516

Stock-based compensation expense related to stock options is recognized on a straight-line basis over the requisite service period for the award and is allocated to research and development expense or general and administrative expense based upon the related employee classification. As of September 30, 2016, there was $54,286 of unrecognized compensation expense related to stock options, which is expected to be recognized over a weighted average period of 1.7 years.

Common Stock Reserved

A summary of our common stock reserved for future issuance is as follows as of September 30, 2016:

Series B Convertible Preferred Stock	285,714
Series C Convertible Preferred Stock	30,460,662
Common Stock Purchase Warrants	40,620,237
Equity Incentive Plans	4,722,529
Total	76,089,142

9.     Income Taxes

Because of our historically significant net operating losses, we have not paid income taxes since inception. We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets are comprised primarily of net operating loss carryforwards and also include amounts relating to nonqualified stock options and research and development credits. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of our future profitability and our ability to utilize the deferred tax assets. Utilization of operating losses and credits will be subject to substantial annual limitations due to ownership change provisions of Section 382 of the Internal Revenue Code. The annual limitation will result in the expiration of net operating losses and credits before utilization.

10.     Government Grants and Contracts

We receive payments from government entities under our grants and contracts with the National Institutes of Health in support of our vaccine research and development efforts. We record revenue associated with government grants and contracts as the reimbursable costs are incurred. Such reimbursements are recorded as Grant Revenue in our Condensed Consolidated Statements of Operations rather than a reduction in expenses. As of September 30, 2016, there is an aggregate of $680,419 in approved grant and contract funds available for use, which we anticipate recognizing as revenue during the remainder of 2016 and through July 2017.

Item 2     Management’s Discussion and Analysis of Financial Condition And Results of Operations

FORWARD LOOKING STATEMENTS

In addition to historical information, the information included in this Form 10-Q contains forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, including but not limited to the risk factors set forth under the heading “Risk Factors” in the Annual Report on Form 10-K for the year ended December 31, 2015, and should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘believes,’’ ‘‘expects,’’ ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘seeks,’’ ‘‘approximately,” ‘‘intends,’’ ‘‘plans,’’ ‘‘pro forma,’’ ‘‘estimates,’’ or ‘‘anticipates’’ or other variations thereof or comparable terminology, or by discussions of strategy, plans, or intentions. Such forward-looking statements are necessarily dependent on assumptions, data, or methods that may be incorrect or imprecise and may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	whether we can raise additional capital as and when we need it;
●	whether we are successful in developing our products;
●	whether we are able to obtain regulatory approvals in the United States and other countries for sale of our products;
●	whether we can compete successfully with others in our market; and
●	whether we are adversely affected in our efforts to raise cash by the volatility and disruption of local and national economic, credit and capital markets and the economy in general.

Readers are cautioned not to place undue reliance on forward-looking statements, which reflect our management’s analysis only. We assume no obligation to update forward-looking statements.

Overview

GeoVax is a clinical-stage biotechnology company developing human vaccines using our novel platform technology. Our current development programs are focused on HIV, hemorrhagic fever viruses (Ebola, Sudan, Marburg and Lassa), Zika virus, and cancer immunotherapy. We also recently began a program to develop a therapeutic vaccine for chronic Hepatitis B infections. Our HIV vaccine technology was developed in collaboration with researchers at Emory University, the NIH, and the CDC, and is exclusively licensed to us from Emory University. We also have nonexclusive licenses to certain patents owned by the NIH. Our hemorrhagic fever and Zika vaccines, and our cancer immunotherapy program, are being developed with technology we expect to license from the NIH.

Our most advanced HIV vaccine development efforts are focused on a preventive vaccine to address the clade B subtype of the HIV virus that is most prevalent in the developed world (primarily North America and Western Europe). All of the clinical trials for our preventive HIV vaccine (through Phase 2a) have been conducted by the HIV Vaccine Trials Network (HVTN) with funding from the NIH, and we expect additional clinical trials for this program to be funded by the NIH. We have also begun preclinical studies to develop an HIV vaccine candidate for the clade C subtype of HIV prevalent in the developing world (primarily sub-Saharan Africa and India); this work is currently being supported by NIH grants.

Our hemorrhagic fever vaccine development effort began in 2014 and we are currently conducting preclinical animal studies through a collaboration with the NIH. Our cancer immunotherapy program began in late 2015 and we are currently evaluating our vaccine construct in preclinical animal models in collaboration with ViaMune, Inc. Our Zika virus vaccine development effort began in early 2016 and we are currently testing our vaccine in preclinical animal models through collaborations with the University of Georgia, the CDC, and the NIH.

We have neither received regulatory approval for any of our vaccine candidates, nor do we have any commercialization capabilities; therefore, it is possible that we may never successfully derive significant product revenues from any of our existing or future development programs or product candidates.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on the accompanying unaudited condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts the estimates as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are summarized in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

We recognize revenue in accordance with the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”). SAB 104 provides guidance in applying U.S. generally accepted accounting principles (“GAAP”) to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements. During 2016 and 2015, our revenue consisted of grant and contract funding received from the NIH. Revenue from these arrangements is approximately equal to the costs incurred and is recorded as income as the related costs are incurred.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which creates a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for the Company beginning in 2017 and allows for either full retrospective adoption or modified retrospective adoption. We are currently evaluating the impact of the adoption of ASU 2014-09 on our financial statements.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Compensation cost for awards of common stock is estimated based on the price of the underlying common stock on the date of issuance. Compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair value as calculated by the Black-Scholes option pricing model. We recognize stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award.

Liquidity and Capital Resources

We have funded our activities to date primarily from government grants and clinical trial assistance, and from sales of our equity securities. Due to our significant research and development expenditures, we have not been profitable and have generated operating losses since our inception in 2001. We will continue to require substantial funds to continue these activities. We believe that our existing cash resources and government funding commitments will be sufficient to fund our planned operations into the first quarter of 2017. We will require additional funds to continue our planned operations beyond that date. We are currently seeking sources of non-dilutive capital through additional government programs and clinical trial support, and we may also conduct additional offerings of our equity securities. However, such funding may not be available on favorable terms or at all and if we fail to obtain additional capital when needed, we may be required to delay, scale back, or eliminate some or all of our research and development programs as well as reduce our general and administrative expenses.

At September 30, 2016, we had cash and cash equivalents of $511,096 and working capital of $349,569, as compared to $1,060,348 and $1,109,985, respectively, at December 31, 2015. As of September 30, 2016, we had an accumulated deficit of $34.8 million and we expect for the foreseeable future our operations will result in a net loss on a quarterly and annual basis.

Net cash used in operating activities was $1,577,678 and $1,944,573 for the nine-month periods ended September 30, 2016 and 2015, respectively.

The NIH has funded the costs of conducting all of our human clinical trials (Phase 1 and Phase 2a) to date for our preventive HIV vaccines, with GeoVax incurring certain costs associated with manufacturing the clinical vaccine supplies and other study support. We expect the NIH to fund the cost of another Phase 1 trial (HVTN 114) of our preventive HIV vaccine (GOVX-B11), which will investigate the effect of adding a “protein boost” component to our vaccine. The Investigational New Drug (IND) application for HVTN 114 was filed by the National Institute of Allergy and Infectious Diseases (NIAID), part of the NIH, on June 28, 2016, and we expect the trial to begin patient enrollment in January 2017. Concurrently, an ongoing preclinical study in non-human primates is evaluating two additional proteins specifically chosen as boosting agents for GOVX-B11, and planning is underway for a Phase 1 trial to evaluate the safety and immunogenicity of these proteins in humans. Based on the results from these studies, we expect NIAID may then be ready to support a large phase 2b efficacy trial. In July 2016, NIAID awarded us a contract for the production of the DNA vaccine component of GOVX-B11, which is intended for use in advanced clinical trials.

In addition to clinical trial support, our operations have been partially funded by NIH research grants for our HIV program. As of September 30, 2016, there was $680,419 of unused grant funds available for use during the remainder of 2016 and the first half of 2017. We are pursuing additional grants from the federal government for our vaccine development programs but cannot be assured of success.

Net cash used in investing activities was $-0- and $15,850 for the nine-month periods ended September 30, 2016 and 2015, respectively.

Net cash provided by financing activities was $1,028,426 and $2,679,809 for the nine month periods ended September 30, 2016 and 2015, respectively. The cash provided by financing activities for the nine-month period ended September 30, 2016 is related to exercises of stock purchase warrants. The cash provided by financing activities for the nine-month period ended September 30, 2015 is related to the sale of shares of our Series C convertible preferred stock in February 2015.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.

Contractual Obligations

As of September 30, 2016, we had noncancellable lease obligations and other firm purchase obligations totaling approximately $495,000, as compared to approximately $149,000 at December 31, 2015. Approximately $305,000 of the purchase commitments at September 30, 2016 relate to subcontracts associated with our government grants, which we expect will be fully reimbursed to us pursuant to those grants. We have no committed lines of credit and no other committed funding or long-term debt. We have employment agreements with our senior management team, each of which may be terminated with 30 days advance notice. There have been no other material changes to the table presented in our Annual Report on Form 10-K for the year ended December 31, 2015.

Results of Operations

Net Loss

We recorded a net loss of $464,200 for the three-month period ended September 30, 2016, as compared to $619,899 for the three-month period ended September 30, 2015. For the nine-month period ended September 30, 2016, we recorded a net loss of $2,336,314, as compared to a net loss of $1,996,556 for nine-month period ended September 30, 2015. Our net losses will typically fluctuate due to the timing of activities and related costs associated with our vaccine research and development activities and our general and administrative costs, as described in more detail below.

Grant Revenue

During the three-month and nine-month periods ended September 30, 2016, we recorded grant revenue of $440,106 and $653,986, respectively, as compared to $93,130 and $268,028, respectively, during the comparable periods of 2015. Grant revenues for these periods relate to grants and contracts from the NIH in support of our HIV vaccine development activities. We record revenue associated with these grants as the related costs and expenses are incurred. The difference in our grant revenues from period to period is directly related to our expenditures for activities supported by the grants, and can fluctuate significantly based on the timing of the related expenditures. Increases in grant revenues of $346,976 and $385,958, respectively, for the three-month and nine-month periods were offset by increases in research and development expenses and in general and administrative expenses during those periods.

In September 2007, the NIH awarded us a grant entitled “GM-CSF-Adjuvanted Clade C DNA/MVA and MVA/MVA Vaccines”. The aggregate award (including subsequent amendments) totaled approximately $20.4 million. No revenues were recorded for this grant during the three-month and nine-month periods ended September 30, 2016, as compared to $-0- and $75,464, respectively, during the comparable periods of 2015. There are no unrecognized grant funds remaining and available for use pursuant to this grant as of September 30, 2016.

In July 2013, the NIH awarded us a Small Business Innovative Research (SBIR) grant entitled “Enhancing Protective Antibody Responses for a GM-CSF Adjuvanted HIV Vaccine.” The initial grant award was $276,690 for the first year of a two year project period beginning August 1, 2013. In July 2014, the NIH awarded us $289,641 for the second year of the project period. No revenues were recorded for this grant during the three-month and nine-month periods ended September 30, 2016, as compared to $54,067 and $153,501, respectively during the comparable periods of 2015. All funding pursuant to this grant has been utilized as of September 30, 2016.

In June 2015, the NIH awarded us a Small Business Innovative Research (SBIR) grant entitled “Directed Lineage Immunizations for Eliciting Broadly Neutralizing Antibody.” The initial grant award of $299,585 was for the first year of a two year project period beginning July 1, 2015. In June 2016, the NIH awarded us $294,038 for the second year of the project period, beginning July 1, 2016. We recorded grant revenues of $79,805 and $180,274 for the three-month and nine-month periods ended September 30, 2016, respectively, related to this grant. No revenues related to this grant were recorded during the three-month or nine-month periods ended September 30, 2015. There is approximately $214,233 in approved grant funds available as of September 30, 2016, which we expect to utilize during the remaining project period ending June 30, 2017.

In April 2016, the NIH awarded us an SBIR grant entitled “Enhancing Protective Antibody Responses for a DNA/MVA HIV Vaccine.” The initial grant award of $740,456 is for the first year of a two year project period beginning April 15, 2016, with a total budget of $1,398,615. We recorded grant revenues of $344,528 and $457,939 for the three-month and nine-month periods ended September 30, 2016, respectively, related to this grant. There is approximately $282,517 in approved grant funds available as of September 30, 2016, which we expect to utilize during the remaining first year budget period ending April 15, 2017.

In August 2016, the NIH awarded us a Staged Vaccine Development contract for the production of our preventive HIV vaccine for use in future clinical trials. The award includes a base contract of $199,442 for the initial twelve-month period beginning August 1, 2016 to support process development, as well as $7.6 million in additional development options that can be exercised by the NIH. We recorded revenues of $15,773 for the three-month and nine-month periods ended September 30, 2016 related to this contract, and there is approximately $183,669 in approved funds available as of September 30, 2016, which we expect to utilize during the remaining budget period ending July 31, 2017. Prior to the end of the initial twelve-month base period, we expect that NIH will exercise the first development option under the contract, which would provide approximately $1.5 million in additional funding for the period August 1, 2017 to January 31, 2018.

Research and Development

During the three-month and nine-month periods ended September 30, 2016, we recorded $683,939 and $1,519,519, respectively, of research and development expense as compared to $378,521 and $1,166,803, respectively, during the three-month and nine-month periods ended September 30, 2015. Research and development expense for the three-month and nine-month periods of 2016 includes stock-based compensation expense of $5,894 and $17,681, respectively, while the comparable periods of 2015 include stock-based compensation expense of $5,340 and $15,972, respectively (see discussion under “Stock-Based Compensation Expense” below). Our research and development expenses can fluctuate considerably on a period-to-period basis, depending on our need for vaccine manufacturing by third parties, the timing of expenditures related to our grants from the NIH, the timing of costs associated with clinical trials being funding directly by us, and other factors.

We cannot predict the level of support we may receive from the HVTN, NIH, or other federal agencies (or divisions thereof) for our future clinical trials. We expect that our research and development costs will increase in the future as we expand our vaccine development programs and advance into later stages of development.

Our vaccine candidates still require significant, time-consuming and costly research and development, testing and regulatory clearances. Completion of clinical development will take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty, and intended use of a product candidate. The NIH has funded the costs of conducting all of our human clinical trials to date for our preventive HIV vaccine and we expect the NIH will provide support for additional trials (see discussion under “Liquidity and Capital Resources” above). We intend to seek government and/or third party support for future clinical human trials and for production of our vaccine product for use in clinical trials, but there can be no assurance that we will be successful.

The duration and the cost of future clinical trials may vary significantly over the life of the project as a result of differences arising during development of the human clinical trial protocols, including, among others:

●	the number of patients that ultimately participate in the clinical trial;
●	the duration of patient follow-up that seems appropriate in view of the results;
●	the number of clinical sites included in the clinical trials; and
●	the length of time required to enroll suitable patient subjects.

Due to the uncertainty regarding the timing and regulatory approval of clinical trials and pre-clinical studies, our future expenditures are likely to be highly volatile in future periods depending on the outcomes of the trials and studies. From time to time, we will make determinations as to how much funding to direct to these programs in response to their scientific, clinical and regulatory success, anticipated market opportunity and the availability of capital to fund our programs.

In developing our product candidates, we are subject to a number of risks that are inherent in the development of products based on innovative technologies. For example, it is possible that our vaccines may be ineffective or toxic, or will otherwise fail to receive the necessary regulatory clearances, causing us to delay, extend or terminate our product development efforts. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase which, in turn, could have a material adverse effect on our results of operations and cash flows. Because of the uncertainties of clinical trials, estimating the completion dates or cost to complete our research and development programs is highly speculative and subjective. As a result of these factors, we are unable to accurately estimate the nature, timing and future costs necessary to complete the development of our product candidates. In addition, we are unable to reasonably estimate the period when material net cash inflows could commence from the sale, licensing or commercialization of such product candidates, if ever.

General and Administrative Expense

During the three-month and nine-month periods ended September 30, 2016, we incurred general and administrative costs of $220,707 and $1,472,030, respectively, as compared to $335,932 and $1,102,262, respectively, during the comparable periods in 2015. General and administrative costs include officers’ salaries, legal and accounting costs, patent costs, and other general corporate expenses. General and administrative expense for the three-month and nine-month periods of 2016 include stock-based compensation expense of $22,822 and $508,206, respectively; while the comparable periods of 2015 include stock-based compensation expense of $11,586 and $34,544, respectively (see discussion under “Stock-Based Compensation Expense” below). Excluding stock-based compensation expense, general and administrative expenses were $197,885 and $963,824 during the three-month and nine-month periods ended September 30, 2016, respectively, as compared to $324,346 and $1,067,718, respectively during the comparable periods of 2015. We expect that our general and administrative costs may increase in the future in support of expanded research and development activities and other general corporate activities.

Stock-Based Compensation Expense

For the three-month and nine-month periods ended September 30, 2016 and 2015, the components of stock-based compensation expense were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Stock option expense	$13,686	$16,926	$41,058	$50,516
Warrant modification expense	15,030	-	484,829	-
Total stock-based compensation expense	$28,716	$16,926	$525,887	$50,516

In general, stock-based compensation expense is allocated to research and development expense or general and administrative expense according to the classification of cash compensation paid to the employee, consultant or director to whom the stock compensation was granted. For the three-month and nine-month periods ended September 30, 2016 and 2015, stock-based compensation expense was allocated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Expense Allocated to:	2016	2015	2016	2015
General and administrative expense	$22,822	$11,586	$508,206	$34,544
Research and development expense	5,894	5,340	17,681	15,972
Total stock-based compensation expense	$28,716	$16,926	$525,887	$50,516

Other Income

Interest income for the three-month and nine-month periods ended September 30, 2016 was $340 and $1,249, respectively, as compared to $1,424 and $4,481, respectively, for comparable periods of 2015. The variances between periods are primarily attributable to cash available for investment and interest rate fluctuations.

Item 3     Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 4     Controls and Procedures

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that the information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended (Exchange Act), is (1) recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to management, including the Chief Executive Officer and Principal Financial and Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management has carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and our Principal Financial and Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15 as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the three months ended September 30, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.